
LOCL

INVEST IN **LOCL**

Your Local Community Network

locl.com San Diego, CA

Highlights

1. Backed by credible investors who believe in strengthening local communities

2. Leadership brings expertise in tech, community building, and mission-driven growth

3 Launched MVP and has had over 3000 downloads in beta

4 Over 400 communities created on the app

5 Will never sell user data or run ads, ensuring a community-first experience

Featured Investors

 **Andy Ballester**
Syndicate Lead

Follow

Invested $150,000 ⓘ

Cofounder, GoFundMe

"LOCL is the most refreshing community app I've seen in a long time. It brings people together in a way that feels authentic, intentional, and grounded in real life, not algorithms. The location-based communities make it incredibly easy to find nearby groups, the home feed keeps everything in one place, and the absence of ads or data-selling creates a level of trust that's rare in social products. LOCL isn't trying to keep you scrolling; it's helping you meet people, organize, and build genuine local connections. If you care about strengthening your community and finding your people, this is the app I'd recommend."

 Other investors include <u>scott paul</u>, <u>andy ballester</u>, <u>Jason Kirrer</u>, <u>Treger Strasberg</u>, <u>Carol Perry</u>, <u>Jesse Peters</u> , <u>Caleb Roth</u>, <u>Randal Schober</u>, <u>Francis Wick</u>

Team



Bob Dalton Founder & CEO

- Generated $30M in his first company - Named a Forbes Changemaker and CNN Champion of Change - 2 time TEDx speaker - Visited 60+ cities to learn how people build community on the ground - Now building LOCL

bobdalton.co



Art Astramskas UI/UX Designer

A decade of experience in UI/UX and has designed city based platforms like loveyourcity.org



DJ Kruitbosch Product Manager

Scrum-certified project manager with telecom, blockchain, and Web3 expertise. Experienced in team leadership, outsourcing, networking, and operational strategy. Thrives in international environments with a results-driven approach.



Dallin Dyer Developer

Software engineer of social platforms, notably Snapchat, with experience in multiple startups. Built & launched apps at Dree, Snap, DOMO, TuneIn & Ancestry. Led Giphy on Snap, rewrote Creative-tools, integrated Cameos & won awards at Snap & DOMO

Cameos & won awards at Snap & DOMO.





Asad Jamil Developer

Software engineer with experience launching iOS & Android apps. Skilled in networking, GraphQL, Auth0, local storage, UIKit, React Native, Redux, push notifications, Git, third-party SDKs & payment integrations. Passionate about building robust solutions.





Juan Jose León Camilo Lead Developer

Software engineer with a CS degree and 5+ years of experience in Flutter & Firebase. Co-founder of Paulonia, contributor to 25+ projects from e-commerce to image processing.



LOCL: The Community App

Why Invest in LOCL?

- The world is shifting from social media to community.

- LOCL is built for the next era of the internet, one centered on community over content.

- The community platform market is expected to reach

over $15 billion by 2030.

- We're building the infrastructure for local communication, events, and commerce.

Benefits for Investors

- Early ownership in LOCL

- Monthly investor updates via Zoom

- Access to private investor community

- Invited to exclusive LOCL events

- First option to future investment rounds.

Our Commitment

- We will stay local-first.

- We will not sell data.

- We will not allow advertising.

- We will design for well-being, not addiction.

Key Information

Round Open Through Q1 2026

MVP Launched

3k+ Downloads (Beta)

400+ Communities Created (Beta)